Exhibit 99.4

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with International Financial Reporting Standards (IFRS) and Canadian GAAP, as applicable, for the six months ended April 30, 2014 and five-year period ended October 31, 2013:

	IFRS				Canadian GAAP
	Six months ended April 30,	Year ended October 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,
	2014	2013 (1)	2012 (1)	2011	2010	2009
Excluding Interest on Deposits	5.94	5.34	4.88	3.47	3.55	3.28
Including Interest on Deposits	2.38	2.28	2.12	1.84	1.90	1.60

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs, and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

(1)	Figures restated to reflect adoption of new accounting standards.

Royal Bank of Canada and Subsidiaries – IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

	IFRS				CDN GAAP
	Six months ended April 30,	Year ended October 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,
	2014	2013 (1)	2012 (1)	2011	2010	2009
(Canadian dollars in millions)

Excluding Interest on Deposits
Net Income before income taxes	$5,669	$10,447	$9,513	$8,191	$6,968	$5,526

Less: Income/(loss) from equity investees (Note 1)	(72)	(139)	6	9	55	4	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,044	$2,205	$2,298	$3,164	$2,605	$2,275
Estimated interest within rental expense	88	169	155	156	149	146

Total fixed charges	1,132	2,374	2,453	3,320	2,754	2,421

Preferred dividend requirements (note 2)	151	317	328	326	338	325	Note 2

Fixed charges and preferred dividends	1,283	2,691	2,781	3,645	3,092	2,746

Earnings	6,729	12,682	11,972	11,520	9,777	7,951

Ratio of earnings to fixed charges	5.94	5.34	4.88	3.47	3.55	3.28

Ratio of earnings to fixed charges and preferred dividends	5.24	4.71	4.31	3.16	3.16	2.90

Including Interest on Deposits
Net Income before income taxes	$5,669	$10,447	$9,513	$8,191	$6,968	$5,526

Less: Income/(loss) from equity investees (Note 1)	$(72)	(139)	6	9	55	4	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$3,961	$7,899	$8,379	$9,626	$7,696	$9,037
Estimated interest within rental expense	$88	169	155	156	149	146

Total fixed charges	4,049	8,068	8,534	9,782	7,845	9,183

Preferred dividend requirements (note 2)	151	317	328	328	338	325	Note 2

Fixed charges and preferred dividends	4,200	8,385	8,862	10,110	8,183	9,508

Earnings	9,646	18,376	18,053	17,982	14,868	14,713

Ratio of earnings to fixed charges	2.38	2.28	2.12	1.84	1.90	1.60

Ratio of earnings to fixed charges and preferred dividends	2.30	2.19	2.04	1.78	1.82	1.55

Note (1)		2013 (1)	2012 (1)	2011	2010	2009

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments – IFRS)	72	139	(6)	(8,890)	(54,684)	(3,922)
JV
(proportionate consolidation Cdn. GAAP)						(1)

	72	139	(6)	(8,890)	(54,684)	(3,923)

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	114	253	258	258	258	233
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	75.7%	79.9%	78.9%	78.7%	76.4%	71.6%

Preferred Dividend Requirement	151	317	327	328	338	325

Effective Tax Rate	24.3%	20.1%	21.1%	21.3%	23.6%	28.4%

(1)	Figures restated to reflect adoption of new accounting standards.